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February 26, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Trend Fund (the "Trust")

Fidelity Trend Fund (the "Fund")

File Nos. 811-00790 and 002-15063

Post-Effective Amendment No. 120

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Trend Fund. The Fund's English prospectus has been fairly and accurately translated into Spanish, and is available upon request.

Very truly yours,

*

Eric D. Roiter
Secretary

* /s/Joseph R. Fleming
Joseph R. Fleming, as attorney-in-fact pursuant to a power of attorney dated July 1, 2006.

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